EXHIBIT 99.1
22 October 2020

National Grid North America Inc.

Publication of Prospectus

The following prospectus has been approved by the Financial Conduct Authority and is available for viewing:
Prospectus dated 22 October 2020 (the “Prospectus”) for the National Grid North America Inc. Euro 8,000,000,000 Euro Medium Term Note Programme
To view the full document, please paste the following URL into the address bar of your browser:
http://www.rns-pdf.londonstockexchange.com/rns/9556C_1-2020-10-22.pdf
A copy of the Prospectus has been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available to the public for inspection at https://www.fca.org.uk/markets/primary-markets/regulatory-disclosures/national-storage-mechanism

For further information, please contact:

Kwok Liu	+44 (0) 7900 405 729 (m)
Deputy Treasurer, Funding & Investment National Grid plc

Surinder Sian	+44 (0) 7812 485 153 (m)
Corporate Communications National Grid plc

DISCLAIMER - INTENDED ADDRESSEES
Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.
Your right to access this service is conditional upon complying with the above requirement.